Exhibit 99.1

Jiayuan Announces First Quarter 2012 Financial Results

BEIJING, China, May 23, 2012 — Jiayuan.com International Ltd. (“Jiayuan” or “the Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights1

•                      Net revenues for the first quarter 2012 were RMB87.4 million (US$13.9 million), a year-over-year increase of 27.8%.

•                      Operating income for the first quarter 2012 was RMB3.9 million (US$622,000), compared to operating income of RMB16.5 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP2 operating income for the first quarter 2012 was RMB7.8 million (US$1.2 million), compared to non-GAAP operating income of RMB19.2 million for the corresponding quarter of 2011.

•                      Net income attributable to Jiayuan for the first quarter 2012 was RMB5.2 million (US$831,000), compared to net income attributable to Jiayuan of RMB12.1 million for the corresponding quarter of 2011. Excluding share-based compensation, non-GAAP net income attributable to Jiayuan for the first quarter of 2012 was RMB9.1 million (US$1.4 million), compared to RMB14.8 million for the corresponding quarter of 2011.

“In an increasingly competitive market environment, our focus on delivering the industry’s best user experience enabled Jiayuan to record solid results for the first quarter, particularly in our online services segment,” said Ms. Rose Gong, founder and co-CEO of Jiayuan. “This encouraging performance, especially in the important period following the Chinese New Year, sets us up well for the year ahead. Crucially, our wireless offering continues to quickly build momentum. From a standing start last year, we reached 4.6 million activated downloads by the end of March 2012. This and other peerless service offerings, such as our recently launched online desktop client, set Jiayuan a class apart in China’s online dating industry and position us for sustained dominance in the long term.”

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended March 31, 2012, were made at an exchange rate of RMB6.2975 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on March 30, 2012. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations”.

“Strong growth in our online business drove top-line growth, while prudent cost management enabled significantly improved bottom-line performance,” commented Shang Koo, CFO of Jiayuan. “Sales and marketing spending was lower than anticipated as we focused our spending on smarter marketing through more effective channels. User response to our wireless platform has exceeded our expectations, and we expect to be able to quickly ramp up monetization of this exciting potential revenue generator. Looking ahead, we aim to build on our leadership in technology and user experience by focusing on research and development, and we expect to see concrete results from these efforts from the second half of this year.”

First Quarter 2012 Operational Results

The number of registered user accounts3 as of March 31, 2012, was 62,606,271, with approximately 6.7 million new users acquired during the quarter.

The number of average monthly active user accounts4 for the first quarter 2012 was 5,434,692, compared to 4,744,705 for the corresponding period of 2011 and 5,179,713 for the previous quarter.

The number of average monthly paying user accounts for the first quarter 2012 was 1,171,031, compared to 882,471 for the corresponding period of 2011 and 1,172,159 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the first quarter 2012 was RMB22.0, compared to RMB21.5 for the corresponding period in 2011 and RMB21.5 for the previous quarter.

First Quarter 2012 Financial Results

Jiayuan reported net revenues of RMB87.4 million (US$13.9 million) for the first quarter of 2012, representing a year-over-year increase of 27.8%, primarily due to strong growth in the Company’s online services, and a quarter-over-quarter decrease of 1.3% from RMB88.6 million due to a decline in revenues from events and VIP services.

•                      Online services contributed RMB77.3 million (US$12.3 million), or 88.4% of net revenues, for the first quarter of 2012, representing a year-over-year increase of 35.5% from

3  The number of registered user accounts is an accumulated amount and includes both accounts that are registered on Jiayuan’s online platform and those registered on its wireless platforms.

4  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan.com website at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month.

RMB57.0 million, and compared to RMB75.7 million for the previous quarter. The year-over-year increase was primarily attributable to an increase in paying user accounts and ARPU. The quarter-over-quarter increase was attributable to improved ARPU.

•                      Events and VIP services contributed RMB10.1 million (US$1.6 million), or 11.6% of net revenues for the first quarter of 2012, representing a year-over-year decrease of 2.1% from RMB10.3 million, and a quarter-over-quarter decrease of 20.3% from RMB12.7 million. The decrease was primarily due to a decline in revenues from VIP services due to higher than expected turnover in VIP sales personnel, as well as a reduction in the number of offline events held during the quarter.

Cost of revenues for the first quarter of 2012 was RMB31.1 million (US$4.9 million), representing a year-over-year increase of 41.6% from RMB22.0 million, and a quarter-over-quarter increase of 5.2% from RMB29.6 million. This increase was mainly attributable to the expansion of online services.

Gross profit for the first quarter of 2012 was RMB56.3 million (US$8.9 million), representing a year-over-year increase of 21.3% from RMB46.4 million, and a quarter-over-quarter decrease of 4.6% from RMB59.0 million.

Selling and marketing expenses were RMB35.4 million (US$5.6 million) for the first quarter of 2012, representing a year-over-year increase of 78.8% from RMB19.8 million, and a quarter-over-quarter decrease of 17.8% from RMB43.0 million. The substantial year-over-year increase was attributable to an increase in marketing activities as well as promotional efforts in support of the Company’s wireless platform. The sequential decline was mainly due to a special marketing campaign conducted during the fourth quarter of 2011.

General and administrative expenses were RMB12.9 million (US$2.1 million) for the first quarter of 2012, representing a year-over-year increase of 58.1% from RMB8.2 million for the corresponding quarter of 2011, and a quarter-over-quarter decrease of 19.4% from RMB16.0 million for the fourth quarter of 2011. The increase was primarily attributable to an increase in headcount in support of business expansion, and an increase in professional fees incurred to comply with the rules and regulations associated with being a public company. The sequential decrease was primarily attributable to year-end bonuses expenses incurred in the fourth quarter of 2011.

Research and development expenses were RMB4.1 million (US$650,000) for the first quarter of 2012, compared to RMB1.9 million for the corresponding quarter of 2011 and RMB4.3 million for the previous quarter. The year-over-year increase was due to an increase in the number of research and development personnel in connection with Jiayuan’s strategy to enhance its research and development capabilities.

Operating income for the first quarter of 2012 was RMB3.9 million (US$622,000), compared to operating income of RMB16.5 million for the corresponding quarter of 2011, and an operating loss of RMB4.3 million in the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the first quarter of 2012 was RMB7.8 million (US$1.2 million), compared to RMB19.2 million for the first quarter of 2011, and non-GAAP operating loss of RMB322,000 from the fourth quarter of 2011. The decline in operating income was a result of an increase in marketing spending in support of the Company’s wireless platform, as well as lower monetization of the wireless platform due to it being in the early stages of development.

Foreign currency exchange net gain for the first quarter of 2012 was RMB61,000 (US$10,000), compared to RMB2.8 million for the fourth quarter of 2011 and nil for the corresponding quarter of the previous year. The foreign currency exchange net gain for the fourth quarter of 2011 was mainly attributable to appreciation of the RMB against the U.S. dollar during the period.

Net income attributable to Jiayuan5 for the first quarter of 2012 was RMB5.2 million (US$831,000), compared to RMB12.1 million for the corresponding quarter of 2011 and net loss attributable to Jiayuan of RMB1.2 million for the fourth quarter of 2011. Excluding share-based compensation expenses, non-GAAP net income attributable to Jiayuan for the first quarter of 2012 was RMB9.1 million (US$1.4 million), compared to RMB14.8 million for the corresponding quarter of 2011, and RMB2.8 million for the fourth quarter of 2011.

Basic and diluted net income per ADS6 for the first quarter of 2012 were RMB0.17 (US$0.03) and RMB0.16 (US$0.03) respectively, compared to basic and diluted net loss per ADS of RMB0.12(US$0.02) for the first quarter of 2011, and basic and diluted net loss per ADS of RMB0.04(US$0.01), for the fourth quarter of 2011.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the first quarter of 2012 were RMB0.29 (US$0.05) and RMB0.28 (US$0.04) respectively, compared to RMB0.03 (US$0.00) for the first quarter of 2011 and RMB0.09 (US$0.01) for the fourth quarter of 2011.

As of March 31, 2012, Jiayuan had cash and cash equivalents and short-term deposits of RMB600.1 million (US$95.3 million). Cash flows from operating activities for the first

5  Since the third quarter of 2011, net income/(loss) attributable to Jiayuan is equivalent to net income/(loss) attributable to ordinary shareholders as all outstanding preferred shares were converted into ordinary shares upon the completion of Jiayuan’s IPO in May 2011.

6  Basic and diluted net income/(loss) per ADS are calculated based on net income/(loss) attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

quarter of 2012 were RMB15.7 million (US$2.5 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the first quarter of 2012 were 32.9 million. As of March 31, 2012, the Company had 32.3 million ADSs outstanding, including 0.7 million ADSs issued to the depository for future exercise of options.

Management Updates

Jiayuan today announced that the Company’s board has accepted the resignation of chief technical officer Mr. Bin Xiao, who is leaving the Company to pursue personal interests, effective June 1, 2012. Mr. Xiao’s primary responsibilities will be assumed by Mr. Linguang Wu, co-CEO of Jiayuan.

Second Quarter 2012 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB93 million to RMB95 million for the second quarter of 2012. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, at 8 p.m. on May 23, 2012, U.S. Eastern Time (8 a.m. May 24, 2012 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	International:	+65-6723-9381
•	United States:	+1-718-3541-231
•	Hong Kong:	+852-2475-0994
•	United Kingdom:	+44-20-3059-8139
•	China:	800-8190-121 (or 400-6208-038 for mobile)

Passcode:		81282186

A replay of the conference call may be accessed by phone at the following number until May 31, 2012:

International:		+61-2-8235-5000
Passcode:		81282186

A live and archived webcast of the conference call will be available at ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income to Jiayuan.com International Ltd, net (loss)/income attributable to ordinary shareholders and net (loss)/income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Operations” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	March 31,	December 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	136,200	181,340	186,999	29,694
Term deposits	30,000	404,500	413,106	65,598
Accounts receivable, net	7,253	16,294	15,413	2,447
Deferred tax assets	1,465	3,045	2,666	423
Prepaid expenses and other current assets	10,377	12,927	15,404	2,446
Total current assets	185,295	618,106	633,588	100,608
Non-current assets:
Term deposit	—	10,000	10,000	1,588
Property and equipment, net	17,398	27,599	28,249	4,486
Total assets	202,693	655,705	671,837	106,682

LIABILITIES
Current liabilities:
Accounts payable	756	—	2,203	350
Deferred revenue	73,354	78,547	86,452	13,728
Accrued expenses and other current liabilities	14,244	28,817	25,764	4,091
Income tax payable	19,897	14,824	13,605	2,160
Amounts due to a related party	983	—	—	—
Total current liabilities	109,234	122,188	128,024	20,329
Non-current liabilities:
Deferred revenue – non current portion	—	—	1,234	196

Total Liabilities	109,234	122,188	129,258	20,525
Series A redeemable convertible preferred shares	94,856	—	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares	210	339	341	54
Additional paid-in capital	384	522,470	528,239	83,881
Statutory reserves	392	5,792	5,792	920
(Accumulated deficit)/Retained earnings	(11,741)	7,956	13,184	2,092
Treasury shares	—	—	(1,518)	(241)
Foreign currency translation adjustments	9,358	(3,040)	(3,459)	(549)
Total shareholders’ (deficit)/equity	(1,397)	533,517	542,579	86,157

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	202,693	655,705	671,837	106,682

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	March 31, 2011	December 31, 2011	March 31, 2012
	RMB	RMB	RMB	US$

Net revenues	68,392	88,592	87,409	13,880
Cost of revenues	(21,970)	(29,558)	(31,101)	(4,939)

Gross profit	46,422	59,034	56,308	8,941

Operating expenses:
Selling and marketing expenses	(19,788)	(43,041)	(35,386)	(5,619)
General and administrative expenses	(8,167)	(16,021)	(12,912)	(2,050)
Research and development expenses	(1,923)	(4,318)	(4,095)	(650)
Total operating expenses	(29,878)	(63,380)	(52,393)	(8,319)

Operating income/(loss)	16,544	(4,346)	3,915	622

Interest income, net	394	3,031	3,300	524
Foreign currency exchange gain, net	—	2,761	61	10
Other (loss) / income, net	(278)	1,955	1,637	260
Income before income tax	16,660	3,401	8,913	1,416
Income tax expenses	(4,514)	(4,606)	(3,685)	(585)

Net (loss) / income attributable to Jiayuan.com International Ltd.	12,146	(1,205)	5,228	831

Accretion of redeemable convertible preferred shares	(2,243)	—	—	—
Income allocated to participating preferred shareholders	(12,033)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(2,130)	(1,205)	5,228	831

Net (loss)/income per ADS – Basic	(0.12)	(0.04)	0.17	0.03
Net (loss)/income per ADS – Diluted	(0.12)	(0.04)	0.16	0.03

ADSs used in computing basic net (loss)/income per ADS	18,181,818	31,296,296	31,443,735	31,443,735
ADSs used in computing diluted net (loss)/income per ADS	18,181,818	31,296,296	32,871,703	32,871,703

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended March 31, 2011			Three Months Ended December 31, 2011			Three Months Ended March 31, 2012
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income/(loss)	16,544	2,627	19,171	(4,346)	4,024	(322)	3,915	3,892	7,807
Net income/(loss) attributable to Jiayuan.com International Ltd.	12,146	2,627	14,773	(1,205)	4,024	2,819	5,228	3,892	9,120
Net (loss)/income attributable to ordinary shareholders	(2,130)	2,627	497	(1,205)	4,024	2,819	5,228	3,892	9,120
Basic net (loss)/income per ADS	(0.12)		0.03	(0.04)		0.09	0.17		0.29
Diluted net (loss)/income per ADS	(0.12)		0.03	(0.04)		0.09	0.16		0.28
ADSs used in computing basic net (loss)/income per ADS	18,181,818		18,181,818	31,296,296		31,296,296	31,443,735		31,443.735
ADSs used in computing diluted net (loss)/ income per ADS	18,181,818		19,310,840	31,296,296		32,970,806	32,871,703		32,871,703

Note:

(a)          To adjust for share-based compensation expense.